AIMCO PROPERTIES, L.P.
                     1873 South Bellaire Street, 17th Floor
                             Denver, Colorado 80222



                                 April 30, 1999


Dear Limited Partner:

     HIGHEST OFFER TO DATE! We are offering to acquire up to 11,750 limited partnership interests (the "Units") in Fox Strategic Housing Income Partners (the "Partnership") for $200 per Unit in cash. Enclosed for your review and consideration are documents relating to our Offer to purchase your Units. Our offer will expire at 12:00 midnight, New York City time on May 28, 1999 (unless extended by us).

     The general partner of the Partnership is our affiliate. As a result of this affiliation, the Partnership has indicated in a Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission that it is remaining neutral and making no recommendation as to whether its limited partners should tender their Units in response to our Offer. Limited Partners are urged to read our Offer to Purchase and the related materials and the
Schedule 14D-9 carefully and in their entirety before deciding whether to tender their Units.

     HIGHEST OFFER TO DATE! Although not necessarily indicative of value, our Purchaser Price is more than double (after taking into consideration the deduction by Madison of the transfer fee) the per Unit purchase price being paid in a competing offer made Madison Liquidity Investors.

     You should be aware, however, that, as with any rational investment decision, we are making our Offer with a view to making a profit. No independent person has been retained to evaluate or render any opinion with respect to the fairness of our Offer, and no representation is made by us or any of our affiliates as to such fairness.

     If you have any questions concerning the terms of the offer, or need assistance in completing the forms necessary to tender your units, please contact our Information Agent, River Oaks Partnership Services, Inc., at (888) 349-2005 or (201) 896-1900.

                                        Very truly yours,


                                        AIMCO PROPERTIES, L.P.